T 604.682.3701	Suite 400, 455 Granville Street	info@coralgold.com
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September 17th, 2010	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL STARTS DIAMOND DRILLING AT ROBERTSON, NEVADA

Coral Gold Resources Ltd. is pleased to announce that it commenced drilling 15 HQ diameter vertical diamond core drill holes at its Robertson property in Crescent Valley, Nevada on Thursday September 16th.

The holes will range from 400 to 600 feet in depth, the program will total 6,700 feet and will focus on the Gold Pan and Altenburg Hill Zones. This represents the first phase of the core drilling program announced in Coral’s February 2 , 2010 News Release.  Drilling by Coral’s contractor Major Drilling should take six to eight weeks to complete.

At the Triplet Gulch zone, Coral previously announced initial results of 9 holes of this year’s RC drilling program of 12 vertical holes. (See News Release dated July 07, 2010)

Coral has now received gold assay results from holes CR 10-10 through CR 10-12 and results from the deepened holes CR 10-7 and CR 10-8.  Intersections over cut off grade 0.010 oz/ton (0.34 g/tonne) are as follows:

	Total
Hole No.	Depth(ft)	From(ft)	To(ft)	Thickness(ft)	Au, g/t	Au, oz/t
CR10-7	1,000	80	85	5	1.64	0.0476
		95	100	5	14.32	0.418
		380	405	25	0.43	0.0125
		570	575	5	0.42	0.0123
		605	630	25	0.41	0.0119
		705	715	10	1.07	0.0313
		840	845	5	0.5	0.0146
		870	885	15	0.49	0.0142
		940	945	5	1.35	0.0389
		970	975	5	0.70	0.0205
		995	1,000	5	1.77	0.0516

CR10-8	1,000	60	65	5	1.59	0.0463
		75	80	5	0.48	0.014
		185	210	25	2.31	0.0673
		365	380	15	0.66	0.0195
		525	530	5	0.74	0.0217
		540	550	10	0.94	0.0274
		560	565	5	0.38	0.011
		610	670	60	0.62	0.0182
		735	745	10	0.59	0.0172
		765	770	5	0.57	0.0167
		780	810	30	0.56	0.0164
		855	870	15	0.66	0.0193
		925	930	5	0.52	0.0152
		990	995	5	0.60	0.0174

CR10-10	600	120	125	5	0.89	0.0259

CR10-11	600	385	395	10	0.40	0.0118

CR10-12	600	100	105	5	0.68	0.0197
		500	505	5	0.74	0.0216

All Samples were collected by Robert McCusker, a qualified person as defined by NI 43-101 and were fire assayed by ALS Chemex Labs using an AA finish in Elko, Nevada.

The Company notes that gold assays from drilling completed 2008 & 2010 are not included in the current 3.4 million ounce gold inferred resource.  This data is being input into a new resource estimate.  All drilling and metallurgical work completed by the end of 2010 will be used in a new NI43-101 compliant independent Preliminary Economic Assessment (“PEA”).  A PEA is designed to illustrate the projects viability in the current cost environment.

The Company also wishes to announce that it has granted incentive options for the purchase of up to 690,000 common shares at a price of $0.45 per share exercisable on or before September 17, 2015 to Directors, Officers, Employees and Consultants.

Coral Gold, incorporated in 1981 continues to explore and develop a series of strategic claims along the Cortez Gold trend known as the Robertson Project. Through independent exploration and joint venture partnerships with Amax, and Placer Dome, Coral has established an inferred gold resource of 3.4 million ounces.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer